                                                               EXHIBIT (a)(5)(E)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

CAROLINE TEITELBAUM,              )
                                  )
                                  )
                                  )      C.A. No. 18153-NC
                    Plaintiff,    )
                                  )
                 v.               )

PETER J. BARRIS, DAVID C. WETMORE,
GARY C. BUTLER, ROBERT J. MCGOVERN,
JAMES A. THOLEN, CAREERBUILDER,
INC., CB ACQUISITION CORP., CAREER
HOLDINGS, INC., KNIGHT RIDDER, INC.
AND TRIBUNE COMPANY,

                   Defendants.

                     NOTICE OF FILING OF AMENDED COMPLAINT
                     -------------------------------------

TO: Alan Stone, Esquire                         CareerBuilder, Inc.
    Morris Nichols Arsht & Tunnell              All Individual Defendants
    1201 North Market Street                    c/o Corporation Service Company
    Wilmington, DE 19801                            1013 Centre Road
                                                    Wilmington, DE 19805

    Knight Ridder, Inc.                         Tribune Company
    50 W. San Fernando St.                      435 N. Michigan Avenue
    Suite 1200                                  Chicago, IL 60611
    San Jose, CA 95113

     PLEASE TAKE NOTICE that plaintiff herewith files the attached Amended Complaint as of course pursuant to Rule 15(a).

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   In accordance with Rule 15(aa), plaintiff avers that the within Amended
Complaint is in full substitution for the Complaint filed in this action on July 18, 2000.

                                          Rosenthal, Monhait, Gross & Goddess,
                                          P.A.

                                                  /s/ Joseph A. Rosenthal
                                          By: _________________________________
                                             Suite 1401, Mellon Bank Center
                                             P.O. Box 1070
                                             Wilmington, DE 19899-1070
                                             (302) 656-4433
                                             Attorneys for Plaintiff

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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

CAROLINE TEITELBAUM,                           )  C.A. No. 18153-NC
                                               )
          Plaintiff,                           )
                                               )
     v.                                        )
                                               )
PETER J. BARRIS, DAVID C. WETMORE, GARY C.     )
BUTLER, ROBERT J. MCGOVERN, JAMES A. THOLEN,   )
CAREERBUILDER, INC., CB ACQUISITION CORP.,     )
CAREER HOLDINGS, INC., KNIGHT RIDDER, INC.     )
AND TRIBUNE COMPANY,                           )
                                               )
          Defendants.                          )

                               AMENDED COMPLAINT

   Plaintiff alleges on information and belief, except for paragraph 1, which is alleged on knowledge, as follows:

                                    PARTIES
   1. Plaintiff is the owner of shares of the common stock of CareerBuilder, Inc. ("CareerBuilder" or the "Company") and has owned such shares at all times relevant hereto.

   2. CareerBuilder, a Delaware corporation, is a leading provider of targeted online recruiting and employment services for both employers and job seekers.

   3. Defendant Knight Ridder, Inc. ("Knight Ridder") is a Florida corporation headquartered in San Jose, California. Knight Ridder is the nation's second largest newspaper publisher, and offers products in print and online. Knight Ridder also has an Internet subsidiary that offers a variety of online services.

   4. Defendant Tribune Company ("Tribune") is a Delaware Corporation headquartered in Chicago, Illinois. Tribune is a leading media company with businesses in 23 major United States markets. Its operations include television and radio broadcasting, publishing and various Internet services.

   5. Defendant Career Holdings, Inc. is a Delaware corporation and is jointly owned by Knight Ridder and Tribune.

   6. Defendant CB Acquisition Corp. is a Delaware corporation and a wholly owned subsidiary of Career Holdings, Inc. CB Acquisition Corp and Career Holdings, Inc. are jointly referred to as "Career Holdings."

   7. Defendant Robert J. McGovern ("McGovern") is Chairman of the Board, Chief Executive Officer and President of the Company. McGovern owns about 14% of the Company's outstanding common stock.

   8. Defendant James A. Tholen is Senior Vice President, Chief Financial Officer and a Director of the Company.

   9. Defendant Peter J. Barris is a Director of the Company nominated by New Enterprise Associates ("NEA"), a venture capital firm, which currently owns 16.9% of the Company's outstanding common stock.


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   10. Defendant David C. Wetmore is a Director of the Company, nominated to the Board by NEA.

   11. Defendant Gary C. Butler is a Director of the Company.

   12. The Individual Defendants were and are in a fiduciary relationship with plaintiff and the other public stockholders of the Company, and owe to plaintiff and the other members of the Class (defined below) the highest obligations of due care, good faith, fair dealing, and complete candor.

                            CLASS ACTION ALLEGATIONS

   13. Plaintiff brings this action for injunctive and other relief on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of CareerBuilder (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who are threatened with injury by the wrongful acts of defendants complained of herein (the "Class").

   14. This action is properly maintainable as a class action for the following reasons:

     (a) the Class is so numerous that joinder of all Class members is impracticable. There are approximately 23,753,160 shares of CareerBuilder outstanding, owned by hundreds of stockholders of record. Members of the Class are located throughout the United States.

     (b) There are questions of law and fact which are common to members of the Class, including whether the Individual Defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of the wrongs complained of herein.

     (c) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

     (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incomparable standards of conduct for the party opposing the Class.

     (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS

   15. On or about June 16, 1999, CareerBuilder "went public" in an initial public offering (the "IPO") for $13 per share. The Company sold 4,400,000 shares, defendant Wetmore sold 25,000 shares, and two other individuals sold a total of 75,000 shares.

   16. The shares sold to the public represented approximately 19.4% of CareerBuilder's shares outstanding. The balance continued to be owned by insiders including defendants McGovern and NEA. The insiders have an average cost basis in their shares of $2.62 per share.

   17. In the Prospectus, CareerBuilder stated that it would realize from the IPO estimated net proceeds to the Company of $52.4 million. Of the net proceeds, $2.3 million would be used to pay all amounts outstanding under the Company's bridge loan. The remaining portion was to be used for working capital and general corporate purposes.

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   18. The Prospectus touted the Company's business strategy as follows:

  ENHANCE AND EXPAND CAREERBUILDER'S ONLINE RECRUITMENT OFFERINGS. CareerBuilder intends to continue to devote substantial resources to enhance and expand its current offerings and add new and innovative services and products to enable employers and job seekers to more effectively leverage the benefits of the Internet. Current efforts include adding features that allow employers to more effectively target potential job seekers through interactive job advertising, improving job search capabilities and migrating features, such as advanced search tracking and advanced workflow capability, from TeamBuilder Software to TeamBuilder Online.

   19. The prospectus also contained a number of sections containing the following titles highlighting the Company's purported business strategy of long-term growth: "ENHANCE AND EXPAND CAREERBUILDER'S ONLINE RECRUITMENT OFFERINGS," "EXPAND THE CAREERBUILDER NETWORK," "EXPAND INTERNATIONALLY" and "PURSUE ACQUISITIONS OF PROVIDERS OF RELATED ONLINE RECRUITMENT SERVICES."

   20. The Prospectus also boasted about the Company's recent service and distribution agreement with Microsoft Corporation, whereby CareerBuilder would be the provider of career sites for the Microsoft Network and Microsoft Sidewalk. Additionally, Microsoft had purchased 1,372,817 shares of the Company's stock for $17,846,621.

   21. Between March 24 and May 5, 2000, defendant McGovern and a representative of Tribune discussed a variety of strategic options between CareerBuilder and CareerPath, Inc. ("CareerPath"). CareerPath is a company jointly owned by defendants Tribune, Knight Ridder and other major newspaper companies including The New York Times Company, The Washington Post Company, Gannet CP, Inc., The Hearst Corporation and Cox Newspapers, Inc.

   22. On May 5, 2000, defendant McGovern met with representatives of Tribune, Knight Ridder and The Washington Post regarding a potential business combination between CareerBuilder and CareerPath. The representatives indicated that in a buyout it would be appropriate for the Company's senior management to be retained to operate the successor enterprise and for senior management to take a substantial equity stake in the enterprise if the transaction were to proceed.

   23. Defendant McGovern related these discussions to the CareerBuilder Board of Directors at a regularly scheduled Board meeting on May 11, 2000. On May 12, 2000, the Board appointed defendants Barris and Wetmore as a special committee (the "Special Committee") to evaluate and negotiate a potential transaction.

   24. The Special Committee was empowered to retain its own financial and legal advisors to facilitate its responsibility to evaluate and negotiate the potential business combination. The Special Committee retained Hale and Dorr, LLP ("Hale and Dorr") as its legal advisor, even though Hale and Dorr had a longstanding prior relationship with CareerBuilder, and, therefore, management who would have an interest in CareerBuilder's successor. Members of management were told to retain separate counsel to negotiate their employment agreements with the buying group. The Special Committee did not retain a financial advisor until several weeks later, after negotiations were substantially complete.

   25. Although the Special Committee was formed to "evaluate" and "negotiate" the proposed transaction, they delegated these responsibilities to CareerBuilder's senior management. On May 22, 2000, defendant McGovern met with representatives of Tribune and Knight Ridder regarding the potential transaction. Between then and June 1, 2000, defendant McGovern had a number of discussions with Tribune and the other shareholders of CareerPath regarding the proposed transaction. The Special Committee did not meet with representatives of Tribune or Knight Ridder during this time period.

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   26. On June 1, 2000, a meeting of the Special Committee was held, attended by defendants Barris, Wetmore, McGovern, Tholen and James A. Winchester ("Winchester"), Senior Vice President and Chief Technology Officer of CareerBuilder. Defendant McGovern informed the Special Committee that Tribune proposed a transaction to acquire all of CareerBuilder's outstanding shares at $8.00 per share. The proposed transaction would also be subject to a $9 million termination fee representing approximately 4.5% of the total value of the deal. Additionally, the proposed transaction would allow McGovern and Winchester to convert at least two-thirds of their CareerBuilder shares into shares of the successor company. After discussing the proposed transaction, the Special Committee then directed management to continue negotiations with the potential buyout group on the basis discussed.

   27. In a series of discussions between June 5, 2000 and June 12, 2000, Tribune and Knight Ridder informed defendant McGovern that they intended to pursue the proposed transaction through a new joint venture. On June 12, 2000, Tribune and Knight Ridder presented defendant McGovern, not the Special Committee, with a draft merger agreement as well as with term sheets for the employment of senior management after the transaction was completed. McGovern forwarded these to the Special Committee. Members of the Special Committee had not met or negotiated with anyone from Tribune or Knight Ridder during this time period.

   28. That same day, June 12, 2000, McGovern received an unsolicited call from an unidentified third party for a stock-for-stock merger with CareerBuilder. McGovern advised each of the members of the Special Committee of this competing offer.

   29. The Special Committee met on June 13, 2000 to consider the new all stock offer, as described by McGovern. The Special Committee dismissed the offer without contacting the third party or its financial advisor and without negotiations of any kind on the part of the Special Committee to inform themselves about the maximum price the third party was willing to offer or about any other terms of the offer. Significantly, the Special Committee had not yet retained a financial advisor to assist in evaluating this offer prior to rejecting it.

   30. After rejecting the competing bid, the Special Committee once again delegated their responsibilities to management to continue negotiations with Tribune and KnightRidder.com on the basis discussed.

   31. On June 27, 2000, the Special Committee retained Credit Suisse First Boston Corporation ("CSFB") to opine on the fairness of the proposed transaction. CSFB was not retained to and did not negotiate the terms of the transaction. Neither did CSFB solicit third party expressions of interest in a transaction with CareerBuilder. The Special Committee chose CSFB despite that firm's longstanding relationship with CareerBuilder and, therefore, management. CSFB had served as co-lead underwriter for CareerBuilder's IPO and had performed various investment banking services for CareerBuilder thereafter.

   32. On July 17, 2000, CareerBuilder and Knight Ridder and Tribune announced that they had entered into a merger agreement. Pursuant to the terms of the merger agreement, defendant Career Holdings commenced a cash tender offer for all of the shares of CareerBuilder at $8.00 per share in cash on July 25, 2000. The tender offer will be followed by a second step merger in which shares not tendered will be converted into the right to receive $8.00 per share in cash. The total value of the transaction is approximately $200 million.

   33. Additionally, defendant McGovern and defendant Winchester will hold a substantial equity interest in the successor company, an option not available to the Company's public shareholders.

   34. The merger agreement provides for the payment of a $9 million termination fee to Tribune and Knight Ridder in the event the merger is terminated under certain circumstances, including the emergence of a superior transaction with a third party. The $9 million termination fee represents approximately 4.5% of the total value of the transaction and will inhibit, if not deter completely, competing bidders because of its unusual magnitude which far exceeds any reasonable costs or damages the buying group might sustain on termination of the transaction.

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                                CLAIM FOR RELIEF

   35. Plaintiff repeats and reallege each and every allegation set forth above.

   36. The director defendants breached their fiduciary duties in a number of respects in pursuing and approving the buyout:

     (a) First, the director defendants appointed a Special Committee whose members suffered from conflicts of interest. As noted above, defendants Barris and Wetmore were designated to the CareerBuilder Board by NEA. Defendant Barris is a General Partner of NEA and its affiliates. NEA obtained its stock at prices far below the $13.00 per share price public investors paid in the IPO. NEA is obligated to achieve an acceptable rate of return for its own investors, an objective which can be realized in an all cash transaction but not as readily in a stock-for-stock merger. The obligations of defendants Barris and Wetmore to NEA and its investors thus conflict with their fiduciary obligations as directors of CareerBuilder and members of the Special Committee to maximize value for CareerBuilder's public shareholders, including informing themselves about stock-for-stock alternatives of the kind the Special Committee dismissed out-of-hand.

     (b) The Special Committee abdicated its responsibility to negotiate the terms of the transaction. It was not until July 14, 2000, long after the price to be paid to CareerBuilder's shareholders was fixed in negotiations between the buyer and CareerBuilder's management, that the Special Committee entered the discussions. All prior negotiations on behalf of CareerBuilder were conducted by defendant McGovern and other members of management, who were simultaneously negotiating their own employment agreements with the buyer, and, in the case of McGovern and Winchester, the terms of their stake in the successor entity, thus motivating them to negotiate the lowest possible price for CareerBuilder shareholders to minimize the costs of the transaction to the buyer.

     (c) The director defendants agreed to an excessive termination fee, chilling third party interest in bidding against the buyout group favored by CareerBuilder management.

     (d) The tender offer documents were mailed to CareerBuilder shareholders on or about July 25, 2000, after the end of the Company's second fiscal quarter ending June 30, 2000. However, the documents do not provide any information on CareerBuilder's most recent financial and operating results although such information is clearly relevant in assessing the present value of CareerBuilder and the fairness of the transaction. Accordingly, the shareholders of CareerBuilder will be forced to decide whether the merger price is fair on the basis of incomplete, non-current information. Also, apart from disclosing the fact that the third party stock-for-stock offer was made and rejected by the Special Committee, defendants did not disclose any information about the offer, its value, the identity of the offeror or why the Special Committee summarily rejected the offer.

   37. Defendants Knight Ridder and Tribune have knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants. Knight Ridder and Tribune negotiated with CareerBuilder's senior management with respect to the terms of their equity interest in and employment contracts with the successor enterprise while the negotiations for the buyout were ongoing. The agreements with CareerBuilder's management, who negotiated the terms of the transaction purportedly on behalf of CareerBuilder's shareholders, necessarily injected personal motives into the negotiations and compromised the undivided loyalty which these fiduciaries owe and owed to CareerBuilder's public shareholders, thereby enabling defendants Knight Ridder and Tribune to achieve their objective of buying CareerBuilder at the lowest possible price.

   38. If consummated, the buyout complained of will deny Class members their right to share proportionately in the true value of CareerBuilder's valuable assets, profitable businesses, and future growth to the irreparable harm of the Class.

   39. Plaintiff has no adequate remedy at law.


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   WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action and certifying plaintiff as class representative;

     B. Preliminarily and permanently enjoining the buyout complained of herein;

     C. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and other members of the class by announcing their intention to:

        (i) cooperate fully with any person or entity having a bona fide interest in proposing a transaction which would maximize shareholder value, whether for stock or cash or both;

       (ii) undertake an appropriate evaluation of CareerBuilder's worth as a merger/acquisition candidate;

       (iii) take all appropriate steps to enhance CareerBuilder's value and attractiveness as a merger/acquisition candidate; and

       (iv) take all appropriate steps to effectively expose CareerBuilder to the market place to create an active auction of CareerBuilder.

     D. Awarding plaintiff and the Class rescissory and/or compensatory damages;

     E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     F. Granting such other and further relief as this Court may deem just and proper.

                                          Rosenthal, Monhait, Gross & Goddess,
                                           P.A.

                                                  /s/ Joseph A. Rosenthal
                                          By: _________________________________
                                                    P.O. Box 1070
                                                    919 N. Market Street
                                                    Suite 1401
                                                    Mellon Bank Center
                                                    Wilmington, Delaware 19801
                                                    (302) 656-4433
                                                    Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, NY 10016
(212) 779-1414

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